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                          Idenix Pharmaceuticals, Inc.
                            125 Cambridge Park Drive
                         Cambridge, Massachusetts 02140


                                                December 16, 2002


VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn:  Mr. Pradip Bhaumik

Re:      Idenix Pharmaceuticals, Inc.
         Registration Statement on Form 8-A (File No. 00-49839)

Dear Mr. Bhaumik:

         We hereby withdraw the Registration Statement on Form 8-A of Idenix Pharmaceuticals, Inc. (Registration No. 000-49839), effective as of the date hereof or as soon thereafter as practicable.

         Please call the undersigned at (617) 250-3118 or Susan W. Murley at Hale and Dorr LLP (617) 526-6832 with any questions you may have.

         Very truly yours,

         Idenix Pharmaceuticals, Inc.

         /s/ Andrea J. Corcoran

         By:    Andrea J. Corcoran, Esq.
         Title: Senior Vice President Legal and Administration